RECEIVED

2008 OCT 20 P 2:53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE




08005457

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

11 August 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
OCT 22 2008
THOMSON REUTERS

PROCESSED
OCT 22 2008
THOMSON REUTERS

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be


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REGULATED INFORMATION

Issuer:	Name: Mobistar ISIN: BE0003735496
Subject:	Transparency legislation: Publication on the basis of article 29 of the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and laying down miscellaneous provisions.
Date:	11 September 2008 – 17.40
Embargo:	No

Message:

Mobistar communicates following information pursuant the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market and laying down miscellaneous provisions.

Status on 1 September 2008

Share capital:	EUR 109.179.644,31
Number of voting securities:	62.000.000 shares (without nominal value)
Number of voting rights:	62.000.000
Notification thresholds:	3%, 5% and multiples of 5%
Number of convertible bonds:	-
Number of warrants:	-
Number of non-voting shares:	-

Contact for the transparency declarations :
Anske De Porre
adporre@mail.mobistar.be
Tel +32 2 745 91 04
Bld Auguste Reyers 70 – 1030 Brussels - Belgium

This information is also published on the website of Mobistar :
http://corporate.mobistar.be/en/investor/info.php

END